 Exhibit 99.1

THE VERY GOOD FOOD COMPANY ANNOUNCES NEW RETAIL DISTRIBUTION WITH ALBERTSONS, NORTH AMERICA'S SECOND LARGEST SUPERMARKET CHAIN

VERY GOOD to Add 2,700 Points of Distribution Through Shelf Placements with Albertsons

VANCOUVER, BC, Nov. 30, 2022 /CNW/ - The Very Good Food Company Inc. (NASDAQ: VGFC) (TSXV: VERY.V) (FSE: OSI) ("VERY GOOD" or the "Company") is pleased to announce the launch of VERY GOOD's products at over 900 Albertsons Companies, Inc. ("Albertsons") grocery stores across the United States.

Beginning in January 2023, customers across the United States will find VERY GOOD's The Very Good Butchers Smokey and Maple Bourbon Ribz along with the Very Good Steak in the freezer sections of 7 Albertsons Divisions totaling 900 stores and 2,700 new distribution points.

"We are excited to work with Albertsons, who recognized our innovative products with great taste, texture, and outstanding nutritional profiles that will excite customers. I am very proud of our US sales team who have been instrumental in helping us execute on our strategy of retail expansion in the US", commented Jordan Rogers, VERY GOOD's Chief Commercial Officer.

About The VERY GOOD Food Company Inc.

The VERY GOOD Food Company Inc. is a plant-based food technology company that produces nutritious and delicious plant-based meat and cheese products under VERY GOOD's core brands: The VERY GOOD Butchers and The VERY GOOD Cheese Co. www.verygoodfood.com.

OUR MISSION IS LOFTY BUT BEAUTIFULLY SIMPLE: GET MILLIONS TO RETHINK THEIR FOOD CHOICES WHILE HELPING THEM DO THE WORLD A WORLD OF GOOD. BY OFFERING PLANT-BASED FOOD OPTIONS SO DELICIOUS AND NUTRITIOUS, WE'RE HELPING THIS KIND OF DIET BECOME THE NORM.

ON BEHALF OF THE VERY GOOD FOOD COMPANY INC.

Parimal Rana
Chief Executive Officer
Phone: +1 855-472-9841

Forward-Looking Information

This news release contains "forward-looking information" within the meaning of applicable securities laws in Canada and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995, including Section 21E of the Securities Exchange Act of 1934, as amended (collectively referred to as "forward-looking information"), for the purpose of providing information about management's current expectations and plans relating to the future.  Readers are cautioned that reliance on such information may not be appropriate for other purposes.  Forward-looking information may be identified by words such as "plans", "proposed", "expects", "anticipates", "intends", "estimates", "may", "will", and similar expressions. Forward-looking information contained or referred to in this news release includes, but is not limited to the new retail placement with Albertsons including the products to be carried by Albertsons, the in-store location for the sale of such products, and the number of stores and distribution points to be added as a result of this new distribution. Forward-looking information is based on a number of factors and assumptions which have been used to develop such information, but which may prove to be incorrect including, but not limited to, material assumptions with respect to the Company's ability to continue as a going concern. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, undue reliance should not be placed on forward-looking information because VERY GOOD can give no assurance that such expectations will prove to be correct.  Risks and uncertainties that could cause actual results, performance or achievements of VERY GOOD to differ materially from those expressed or implied in such forward-looking information include, among others:  the risk that the Company will not be able to continue to operate as a going concern which is primarily dependent on accessing additional sources of liquidity from  the Company's lender, Waygar Capital Inc., or investors until the Company is able to generate sufficient, sustainable cash flow from operations to meet its ongoing operating and financing requirements; risks relating to Waygar Capital Inc.'s willingness to provide funds of waivers to the Company; the risk that strategic alternatives may not be available on terms acceptable to the Company or at all; the risk that the Company will not be able to meet Nasdaq's continued listing requirements; as well as the Company's ability to manage the many other risks it faces.  For a more comprehensive discussion of the risks faced by VERY GOOD, please refer to VERY GOOD's most recent Annual Information Form filed with Canadian securities regulatory authorities at www.sedar.com and as an exhibit to the Form 20-F filed with the SEC on May 26, 2022 and available at www.sec.gov.  The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available.  Any forward-looking information speaks only as of the date of this news release.  VERY GOOD undertakes no obligation to publicly update or revise any forward-looking information whether because of new information, future events or otherwise, except as otherwise required by law.  The forward-looking information contained in this news release is expressly qualified by this cautionary statement.

None of the Nasdaq Stock Market LLC, TSX Venture Exchange, the SEC or any other securities regulator has either approved or disapproved the contents of this news release.

None of the Nasdaq, the TSX Venture Exchange or its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange), the SEC or any other securities regulator accepts responsibility for the adequacy or accuracy of this news release.

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SOURCE The Very Good Food Company Inc.

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%CIK: 0001878835

For further information: Very Good Food Company Investor Relations Team, Email: invest@verygoodbutchers.com

CO: The Very Good Food Company Inc.

CNW 07:00e 30-NOV-22